

Mail Stop 3561

August 15, 2016

Stephen J. Jones
President and Chief Executive Officer
Covanta Holding Corporation
445 South Street
Morristown, NJ 07960

> **Re: Covanta Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed July 28, 2016**
> **Response Letter**
> **Filed August 2, 2016**
> **File No. 001-06732**

Dear Mr. Jones:

We have reviewed your August 2, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 47

1. We note your response to comment 2. Please show us how you calculated the numerators and denominators used in computing your Leverage Ratio as of December 31, 2015 and June 30, 2016. Please ensure you explain how any adjustments you included in your determination of these ratios is in line with the covenants in your credit agreement(s).

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 71

Change in Accounting Principle, page 76

2. We note your response to comment 7 indicates that you have determined that your Service Fee Operated facilities are subject to the requirements of ASC 853. We also note that, pre-ASC 853, you did not recognize the facilities on your balance sheet and capitalized certain expenditures associated with enhancements and/or replacements of facility components and that, upon adoption of ASC 853, you recognize all expenditures as fulfillment costs under ASC 605. In order to assist us in evaluating your response and your accounting treatment with respect to your concession arrangements, along with related revenues and costs, please provide us with the following information:

    •   Tell us further details about your accounting policies related to your service concession arrangements, including the specific accounting literature relied upon for revenue recognition and related costs of revenue.

    •   Tell us the specific contractual provisions for your Service Fee Operated and Service Fee Owned facilities. Specify how you determined Service Fee Owned contracts were not within the scope of ASC 853.

    •   Tell us whether any of your service concession arrangements include multiple element arrangements. If so, please tell us the nature of each element in your specific agreements and how they impact your accounting policies for revenue and cost of revenue recognition. Please provide the specific GAAP literature you rely upon when accounting for each element.

    •   Tell us whether any of your service concession arrangements include provisions that may result in your construction of additional infrastructure which would increase capacity under the arrangements and generate an identifiable revenue stream. If so, please tell us how you would account for such additional infrastructure.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Note 3. Dispositions and Assets Held For Sale, page 9

3. We note your response to comment 12. In order that we may properly evaluate your
    response and your accounting treatment, please provide us with the following
    information:

    •   Your response did not include, as requested, the specific authoritative accounting
        guidance you utilized in accounting for this transaction. Tell us your basis in GAAP
        for your treatment of the "swap" and the "sale" as a single overall transaction rather
        than two separate transactions. Please ensure your response addresses the fact that
        the consummation of the sale to CITIC requires the approval of the Chinese
        government, which does not appear to be within your control. Considering this
        factor, tell us why you believe it is appropriate to defer recognition of the swap gain
        and related foreign currency translation balance until the sale is completed.

    •   Provide us with the journal entries you recorded upon consummation of the swap
        transaction. In doing so, quantify for us the assets and liabilities that were
        deconsolidated, clarify how you determined the fair value of the Sanfeng
        Environment ownership interest received, including the measurement date used, and
        quantify for us the portion of the anticipated $30 million gain attributable to the swap
        transaction. Also tell us if Sanfeng Environment shares are publicly traded on any
        exchange(s).

    •   We note that the March 2016 swap transaction involved exchanging an 85%
        ownership interest in a consolidated subsidiary and 40% and 49% equity interests in
        subsidiaries accounted for using the equity method for a 15% interest in Sanfeng
        Environment, which is accounted for as a cost method investment. Tell us how you
        determined whether or not the swap transaction was within the deconsolidation
        guidance scope of ASC 810-10-40-3A and should follow the guidance in ASC 810-
        10-40-5 and -6. If applicable, explain how you considered ASC 810-10-40-3A(c)(2)
        in determining whether or not ASC 845 directly addressed this transaction. In doing
        so, tell us whether the swap transaction would fall within the scope of ASC 845-10-
        15-18 and ASC 845-10-30-24 through -27 if considered separately from the planned
        sale transaction.

    •   Tell us how the sale transaction is contractually structured. Explain if the sales price
        is variable or based upon a fixed monetary amount and quantify for us the portion of
        the anticipated $30 million gain attributable to the sale transaction.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Bradford J. Helgeson
        Executive Vice President and Chief Financial Officer